UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ECOVYST INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73943T103
(CUSIP Number)

Jonny Ginns General Counsel 38 Hans Crescent, London SW1X 0LZ, UK +44 (0) 7876 141210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73943T103

1	NAMES OF REPORTING PERSONS
INEOS Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,147,640

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,147,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,147,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

** This calculation is based on a total of 137,059,709 shares of Common Stock outstanding as of November 4, 2021.

CUSIP No. 73943T103

1	NAMES OF REPORTING PERSONS
James A. Ratcliffe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,147,640

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,147,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,147,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 ** This calculation is based on a total of 137,059,709 shares of Common Stock outstanding as of November 4, 2021.

Explanatory Note.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2019 (the “Original Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 3, 4, 5, 6 and 7 as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Secondary Offering included in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Secondary Offering

On November 18, 2021, in connection with a registered secondary public offering (the “Secondary Offering”) of Common Stock, INEOS entered into an underwriting agreement (the “Underwriting Agreement”) among the Issuer, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed on Schedule II thereto (the “Underwriters”), and the other selling stockholders listed on Schedule I thereto.  Pursuant to the Underwriting Agreement, INEOS agreed to sell to the Underwriters, and the Underwriters agreed to purchase from INEOS, subject to and upon the terms and conditions set forth therein, 2,775,034 shares of Common Stock at a price of $9.12 per share.  INEOS and the other selling stockholders also granted the Underwriters a 30-day option (the “Over-allotment Option”) to purchase up to 1,200,000 additional shares of Common Stock at a price of $9.12 per share.  The Underwriters and INEOS completed the Secondary Offering and the sale of 2,775,034 shares of Common Stock to the Underwriters on November 23, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference to Item 7.

Item 5. Interest in Securities of the Issuer

(a) The percentage of the Issuer’s shares of Common Stock held is based on a statement of the Issuer in the prospectus supplement filed by the Issuer with the SEC on November 16, 2021 that there were 137,059,709 shares of Common Stock outstanding as of November 4, 2021.  As of the close of business on November 23, 2021, INEOS beneficially owned 25,147,640 shares of Common Stock, which constituted approximately 18.3% of the Common Stock outstanding.  James A. Ratcliffe, as the majority owner of INEOS Limited, may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the 25,147,640 shares of Common Stock held by INEOS.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Ratcliffe that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of his pecuniary interest therein.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
INEOS Limited	0	25,147,640	0	25,147,640
James A. Ratcliffe	0	25,147,640	0	25,147,640

(c) Except for the Underwriting Agreement, and the transactions contemplated by the Underwriting Agreement, none of INEOS, Mr. Ratcliffe or, to the knowledge of either INEOS or Mr. Ratcliffe, any person named on Exhibit A to the Original Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The description of the Underwriting Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of the Underwriting Agreement is included as an exhibit to this filing.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit 99.1 Power of Attorney.

The Underwriting Agreement is incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2021

INEOS LIMITED

By:	/s/ Jonny Ginns
	Name:	James A. Ratcliffe
	Title:	Director

JAMES A. RATCLIFFE

By:	/s/ Jonny Ginns**

** The Power of Attorney, executed by James A. Ratcliffe authorizing the signatory to sign and file this Schedule 13D on James A. Ratcliffe’s behalf, filed as Exhibit 99.1 to this Schedule 13D.